6500 Harbour Hts Pkwy, Suite 303
Mukilteo, WA 98275

tel 425.493.2000
fax 425.493.2010

www.combimatrix.com

August 1, 2007

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CombiMatrix Corporation Post-effective Amendment No. 2 to Registration Statement on Form S-1 Filed July 31, 2007 File No. 333-139679 Film No. 071010747

CombiMatrix Corporation (“we” or the “Company”) hereby applies for withdrawal of Amendment No. 8 (Post-effective Amendment No. 2) to the above-captioned Registration Statement on Form S-1/A, which was filed on July 31, 2007, incorrectly designated with the submission type “POS AM” and was assigned Film No. 071010747 by the Commission. This amendment was mistakenly filed with the incorrect EDGAR submission type noting it as a post-effective amendment that is not effective immediately. The amendment was intended to be a post-effective amendment containing exhibits only, effective immediately. On August 1, 2007, we refiled the amendment with the correct post-effective amendment submission type “POS-EX” which was assigned Film No. 071015973 by the Commission.

Please note that we are filing this application to withdraw Film No. 071010747, only, filed on July 31, 2007, and we are NOT applying for withdrawal of the entire Registration Statement or the amendment filed August 1, 2007.

If you have any questions, please contact our legal counsel, Raymond Lee or Dennis Rasor, at 714-708-6500.

Best regards,

/s/ Scott Burell
Scott Burell,
Chief Financial Officer of
CombiMatrix Corporation

cc:       Raymond A. Lee (via email)
            Dennis J. Rasor (via email)